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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3582 Brodhead Road, Suite 202
(No. and Street)

Monaca	PA	15061
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitch Whitenack 724-846-2488 x217
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally and Company, LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237-5851
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gw

DM

OATH OR AFFIRMATION

I, Mitch Whitenack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Financial Services, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial and Operations Principal

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Stacie L. Weckerly, Notary Public
Center Twp., Beaver County
My Commission Expires July 27, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fortune Financial Services, Inc.

Monaca, Pennsylvania

December 31, 2017

Fortune Financial Services, Inc.

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm .... 1 - 2

FINANCIAL STATEMENTS

Statement of Financial Condition – December 31, 2017 3

Statement of Income for the Year Ended December 31, 2017 4

Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2017 5

Statement of Cash Flows for the Year Ended December 31, 2017 6

Notes to Financial Statements 7– 10

SUPPLEMENTARY INFORMATION

Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 11

Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission 12

Schedule III, Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission 13

Schedule IV, Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts 14

OTHER INFORMATION

Management Report on Exemption Provisions - SEC Rule 17a-.5 15

Report of Independent Registered Public Accounting Firm - Review of Exemption Report 16

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Fortune Financial Services, Inc.
Monaca, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Fortune Financial Services, Inc.** ("Company") as of December 31, 2017, the related statements of income, changes in stockholders' equity and cash flows for the year ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission; Schedule III, Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission; and Schedule IV, Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts has been subjected to audit procedures performed in conjunction with the audit

of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lally & Co., LLC

We have served as the Company's auditor since 2015.

Pittsburgh, Pennsylvania
February 13, 2018

Fortune Financial Services, Inc.
Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	732,469
Cash in centralized registration depository account		2,866
Commissions receivable		1,174,246
Equipment		166,611
Accumulated depreciation		(135,405)
TOTAL ASSETS	$	1,940,787
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$	18,032
Accrued expenses		9,500
Commissions payable		921,329
Unearned assessments		221,244
Withholding taxes payable		3,566
TOTAL LIABILITIES		1,173,671
STOCKHOLDERS' EQUITY		
Common stock ($1 Par Value, 100 Shares Authorized, Issued and Outstanding)		100
Additional paid-in capital		46,747
Retained earnings		720,269
TOTAL STOCKHOLDERS' EQUITY		767,116
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,940,787

Fortune Financial Services, Inc.
Statement of Income
Year Ended December 31, 2017

REVENUES		
Commissions	$	15,299,551
Other income		700,291
TOTAL REVENUES		15,999,842
EXPENSES		
Commissions and fees		13,009,125
Licenses		210,029
Salaries and related taxes		807,985
Depreciation		20,094
Occupancy		62,640
Communications		161,162
Other expenses		580,527
TOTAL EXPENSES		14,851,562
NET INCOME	$	1,148,280

Fortune Financial Services, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2017

	Common Stock		Paid-in	Retained	Total Stockholders'
	Shares	Par Value	Capital	Earnings	Equity
Balance January 1, 2017	100	$ 100	$ 46,747	$ 671,989	$ 718,836
Distributions to stockholders	-	-	-	(1,100,000)	(1,100,000)
Net income	-	-	-	1,148,280	1,148,280
Balance at December 31, 2017	100	$ 100	$ 46,747	$ 720,269	$ 767,116

Fortune Financial Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,148,280
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	20,094
Changes in assets/liabilities:	
(Increase) Decrease in commissions receivable	(209,932)
Increase (Decrease) in accounts payable and accrued expenses	(98,221)
Increase (Decrease) in commissions payable	92,631
Increase (Decrease) in unearned assessments	17,183
Increase (Decrease) in withholding taxes payable	(8,420)
NET CASH PROVIDED BY OPERATING ACTIVITIES	961,615
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to Shareholders	(1,100,000)
NET CASH USED FOR FINANCING ACTIVITIES	(1,100,000)
NET DECREASE IN CASH	(138,385)
CASH AT BEGINNING OF YEAR	873,720
CASH AT END OF YEAR	$ 735,335
SUPPLEMENTAL DISCLOSURE	
Cash paid for interest	$ -

Fortune Financial Services, Inc.
Notes to Financial Statements
Year Ended December 31, 2017

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Fortune Financial Services, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Description of Business

The Company is a non-introducing broker registered with the Securities and Exchange Commission (SEC) and is registered with Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of mutual funds, variable annuities, and life insurance policies.

Basis of Presentation

The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2017, the Company did not have any cash equivalents.

Revenue Recognition

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectability is reasonably assured.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases and sales of securities and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenue: front-end sales commissions that occur at the point of sale as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Note 1 - Summary of Significant Accounting Policies (continued)

Commission revenue includes mutual fund, 529 plan, and variable product trailing fees, which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the majority of trail commission revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail commission revenues received in prior periods.

A substantial portion of our commission revenue is ultimately paid to our advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Property, Equipment, and Depreciation

Property and equipment are carried at cost. Depreciation is provided using the straight line method over the estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

Unearned Assessments

Unearned assessments represent fees that have been paid to the Company by their registered representatives but have not yet been earned by the Company. When earned, amounts are included in other income on the statement of income.

Advertising

The Company expenses advertising costs as they are incurred. The total advertising cost for the year ended December 31, 2017 was $17,375.

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements at December 31, 2017.

As of December 31, 2017, the Company's income tax returns for years 2016, 2015, and 2014 may be subject to examination by the IRS, which normally may be subject to an examination within three (3) years after the returns are filed.

Concentration of Risk

The Company maintains interest-bearing cash deposits at a bank that is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2017, the Company had cash in excess of the insurance limits in the amount of $482,440.

Note 1 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Operating Lease

The Company leases office space under an operating lease with a related party, which has expired. As such, the Company and the related party have agreed to continue the lease on a month-to-month basis with monthly payments of $5,000. For the year ended December 31, 2017, rent expense related to this lease was $60,000 and is included in the occupancy expenses on the statement of income. Total occupancy expenses for the year were $62,640.

Note 3 – Retirement Savings Plan

The Company has adopted a 401(k) retirement plan for employees. Employees are eligible to participate if they have attained the age of 21, and are credited with one year of service. The Company matches employee contributions discretionarily. Retirement plan expense for the year ended December 31, 2017 was $20,286. These expenses are included in the other expenses on the statements of income.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2017, the Company had net capital of $445,206 in excess of its required net capital of $78,245. The Company's ratio of aggregate indebtedness to net capital was 2.24 to 1.

Note 5 – Statement of Changes in Subordinated Borrowings

The Company had no subordinated borrowings at any time during the year ended December 31, 2017; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

Note 6 – Contingencies

The Company is subject from time to time to certain claims and litigations in the ordinary course of business. It is the opinion of the Company's management that the outcome of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

Note 7 – Subsequent Accounting Pronouncements

ASU No. 2014-09, *Revenue from Contracts with Customers*. This revenue recognition standard eliminates the transaction and industry specific revenue recognition guidance under current GAAP and replaces it with a principles-based approach for determining revenue recognition. The core principle of the revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Nonpublic entities are required to apply the revenue recognition standard for annual reporting periods beginning on or after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Management is evaluating the impact of this new standard on its financial statements.

FASB has issued ASU No. 2016-02, *Leases* (Topic 842). The core principle of the new standard is that lessees should recognize assets and liabilities arising from all leases with a term of 12 months or more. Nonpublic entities are required to adopt the new standard for annual reporting periods beginning after December 15, 2019. Management is evaluating the impact of this new standard on its financial statements.

Note 8 – Subsequent Events

The Company has evaluated subsequent events in accordance with Accounting Standards Codification Topic 855, Subsequent Events, through February 22, 2017, which is the date the financial statements were available to be issued.

Fortune Financial Services, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

	Original Focus Report	Adjustments	Audited Financial Statements
Net Capital			
Total Stockholders' Equity	$ 767,116	$ -	$ 767,116
Deductions and /or Charges:			
Non-allowable assets:			
Petty cash	30		30
CRD account	2,866		2,866
Net commissions receivable	209,563		209,563
Equipment net	31,206		31,206
Total non-allowable assets	243,665		243,665
Net Capital	$ 523,451		$ 523,451
Aggregate Indebtedness	$ 1,173,671		$ 1,173,671
Computation of Basic Net Capital Requirement			
Minimum Net Capital Required	$ 78,245		$ 78,245
($5,000 or 6 2/3% of Aggregate indebtedness)			
Excess Net Capital (Net Capital minus Minimum net capital)	$ 445,206		$ 445,206
Excess Net Capital at 100%	$ 406,084		$ 406,084
(Net capital minus 10% of Total aggregate indebtedness)			
Ratio: Aggregate Indebtedness to Net Capital	224%		224%

See Accompanying Notes and Independent Auditor's Report

Fortune Financial Services, Inc.
Schedule II
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

Fortune Financial Services, Inc.
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

Fortune Financial Services, Inc.
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts
December 31, 2017

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

FORTUNE
Financial Services, Inc.
Member FINRA/SIPC

Exemption Report – SEC Rule 17a-5(d)(4)

For the period covering January 1, 2017 to December 31, 2017

I, Mitch Whitenack, FinOP of Fortune Financial Services, Inc. hereby state that we met the broker dealer identified exception provisions pursuant to the US Securities Exchange Act of 1934 Rule 17a-5, 17CFR 240.17a-5 of the US Securities and Exchange Commission throughout the fiscal period covering January 1, 2017 through December 31, 2017.

Fortune Financial Services, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(1). We are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

There were no exceptions noted during the period January 1, 2017 to December 31, 2017.

Thank you for your oversight,

Mitch Whitenack
Financial and Operations Principal
Fortune Financial Services

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Fortune Financial Services, Inc.
Monaca, Pennsylvania

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) **Fortune Financial Services, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fortune Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (the "exemption provisions") and (2) Fortune Financial Services, Inc. stated that Fortune Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year as described in its exemption report. Fortune Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fortune Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pittsburgh, Pennsylvania
February 13, 2018

FORTUNE FINANCIAL SERVICES, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2017

Lally & Co.

CPAs and Business Advisors

FORTUNE FINANCIAL SERVICES, INC.
REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2017

CONTENTS

Agreed-Upon Procedures Report

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation 1

Procedures and Findings 1

Exhibit

Schedule I - General Assessment Reconciliation, Form SIPC-7 2 - 3

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Fortune Financial Services, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, and related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by **Fortune Financial Services, Inc.** and the SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Fortune Financial Services, Inc. ("Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Fortune Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 13, 2018

SCHEDULE I

GENERAL ASSESSMENT RECONCILIATION, FORM SIPC-7

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*****1602*******************MIXED AADC 220
49727 FINRA DEC
FORTUNE FINANCIAL SERVICES INC
3582 BRODHEAD RD STE 202
MONACA, PA 15061-3142

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 30

B. Less payment made with SIPC-6 filed (exclude interest) (16)
7-25-17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 14

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 14

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 14

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fortune Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of January, 20 18.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,999,842
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	15,980,131
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	15,980,131
2d. SIPC Net Operating Revenues	$ 19,711
2e. General Assessment @ .0015	$ 30

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